                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                           _____________________

                                 FORM 11-K

                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1998


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____to _____

                       Commission file number _____

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               C-Cube Microsystems Employee Savings and Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               C-Cube Microsystems, Inc.
               1778 McCarthy Blvd.
               Milpitas, California 95035

REQUIRED INFORMATION

The C-Cube Microsystems Employee Savings and Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

                            C-CUBE MICROSYSTEMS
                           EMPLOYEE SAVINGS AND
                              INVESTMENT PLAN
                           _____________________

                           Financial Statements
                  Years Ended December 31, 1998 and 1997
                     And Independent Auditors' Report

C-CUBE MICROSYSTEMS EMPLOYEE SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS
------------------------------------------------------------------------
                                                                 Page(s)
                                                                 -------
FINANCIAL STATEMENTS:
  Independent auditors' report                                      1
  Statements of net assets available for plan benefits
    as of December 31, 1998 and 1997                                2
  Statements of changes in net assets available for
    plan benefits for the years ended December 31, 1998 and 1997   3-4
  Notes to financial statements                                    5-8

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1998:
  Item 27a - Schedule of assets held for investment purposes       9-11
  Item 27d - Schedule of reportable plan transactions               12

INDEPENDENT AUDITORS' REPORT

Administrative Committee
C-Cube Microsystems Employee
  Savings and Investment Plan
San Jose, California

We have audited the accompanying financial statements of the C-Cube Microsystems Employee Savings and Investment Plan (the Plan) as of December 31, 1998 and 1997, and for the years then ended as listed in the accompanying table of contents. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Zajac & Perrone, LLP
-------------------------
Morgan Hill, California
July 8, 1999

C-CUBE MICROSYSTEMS EMPLOYEE SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1998 AND 1997

                                                                                                            C-Cube
                                                     Benham                                               Microsystems,
                                          Schwab   Intermediate-            Harbor     Managers  Managers     Inc.
                                          Money       Term      Founders    Capital     Income    Special    Common
                                          Market    Treasury    Balanced Appreciation   Equity    Equity     Stock
                                          Funds       Fund        Fund       Fund        Fund      Fund       Fund
                                        ----------  ---------  ----------  ----------  ---------  ---------  ---------
December 31, 1998
----------------------
ASSETS:
 Noninterest bearing cash deposit        $        -  $      -  $        -  $        -  $        -  $      -  $      -
 Interest bearing cash deposits           2,142,228         -           -           -           -         -         -
 Mutual funds                                     -   653,927   1,992,201   1,767,527   1,194,539   318,861         -
 Common stocks and options                        -         -           -           -           -         -         -
 C-Cube Microsystems, Inc. common stock           -         -           -           -           -         -   906,979
 Dividends receivable                             -     2,750      12,584           -           -         -         -
 Contributions receivable                       515         -           -         382          31         -         -
 Loans to participants                            -         -           -           -           -         -         -
                                         ----------  --------  ----------  ----------  ----------  -------- ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS   $2,142,743  $656,677  $2,004,785  $1,767,909  $1,194,570  $318,861  $906,979
                                         ==========  ========  ==========  ==========  ==========  ========  ========

                                                    Robertson               Personal   Twentieth
                                                    Stephens    Neuberger    Choice     Century
                                                     Value +    & Berman   Retirement International
                                           Janus     Growth      Genesis     Account     Growth    Participant
                                           Fund       Fund        Fund        Fund        Fund       Loans      Total
                                        --------- -----------  ----------  ----------  ----------  ----------  ---------
December 31, 1998 (cont.)
-------------------------
ASSETS:
 Noninterest bearing cash deposit      $        -  $        -   $       -  $       62  $        -  $      - $        62
 Interest bearing cash deposits                 -           -           -     446,268           -         -   2,588,496
 Mutual funds                           3,450,550   4,176,393   3,326,016     497,667   2,082,467         -  19,460,148
 Common stocks and options                      -           -           -     967,089           -         -     967,089
 C-Cube Microsystems, Inc. common stock         -           -           -           -           -         -     906,979
 Dividends receivable                           -           -           -           -           -         -      15,334
 Contributions receivable                       -         460         293           -         695         -       2,376
 Loans to participants                          -           -           -           -           -   450,856     450,856
                                       ----------  ----------  ----------  ----------  ----------  -------- -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS $3,450,550  $4,176,853  $3,326,309  $1,911,086  $2,083,162  $450,856 $24,391,340
                                       ==========  ==========  ==========  ==========  ==========  ======== ===========

                                                                                                             C-Cube
                                                     Benham                                               Microsystems,
                                          Schwab  Intermediate-             Harbor     Managers   Managers    Inc.
                                          Money       Term      Founders   Capital      Income    Special    Common
                                          Market    Treasury    Balanced  Appreciation  Equity     Equity    Stock
                                          Funds       Fund        Fund       Fund        Fund       Fund     Fund
                                        ---------- ---------- ----------  ----------- ---------  --------- -----------
December 31, 1997
------------------
ASSETS:
 Interest bearing cash deposits         $1,495,497  $      -  $        -  $        -  $        -  $      -  $      -
 Mutual funds                                    -   350,214   1,363,851           -     791,083         -         -
 Common stocks and options                       -         -           -           -           -         -         -
 C-Cube Microsystems, Inc. common stock          -         -           -           -           -         -   419,345
 Dividends receivable                        9,746     1,713           -           -           -         -         -
 Loans to participants                           -         -           -           -           -         -         -
                                        ----------   -------  ----------  ----------  ----------  --------  --------
    Total assets                         1,505,243   351,927   1,363,851           -     791,083         -   419,345

LIABILITIES:
  Other liabilities                              -         -           -           -        (585)        -         -
                                        ----------  --------  ----------  ----------  ----------  --------  --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS  $1,505,243  $351,927  $1,363,851  $        -  $  790,498  $      -  $419,345
                                        ==========  ========  ==========  ==========  ==========  ========  ========

                                                   Robertson              Personal   Twentieth
                                                   Stephens   Neuberger    Choice    Century
                                                    Value +   & Berman   Retirement International
                                         Janus      Growth    Genesis     Account     Growth     Participant
                                         Fund        Fund       Fund        Fund       Fund        Loans       Total
                                       ---------- ---------- ----------  ---------  -----------  ----------  ---------
December 31, 1997
------------------
ASSETS:
 Interest bearing cash deposits         $        - $        - $        -  $  329,466  $        -  $      - $ 1,824,963
 Mutual funds                            2,980,571  2,498,595  3,393,990     370,632   1,182,176         -  12,931,112
 Common stocks and options                       -          -          -     305,211           -         -     305,211
 C-Cube Microsystems, Inc. common stock          -          -          -           -           -         -     419,345
 Dividends receivable                            -          -          -           -           -         -      11,459
 Loans to participants                           -          -          -           -           -   383,362     383,362
                                        ---------- ---------- ----------  ----------  ----------  -------- -----------
    Total assets                         2,980,571  2,498,595  3,393,990   1,005,309   1,182,176   383,362  15,875,452

LIABILITIES:
  Other liabilities                              -       (965)    (1,175)          -      (1,175)        -      (3,900)
                                        ---------- ---------- ----------  ----------  ----------  -------- -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS  $2,980,571 $2,497,630 $3,392,815  $1,005,309  $1,181,001  $383,362 $15,871,552
                                        ========== ========== ==========  ==========  ==========  ======== ===========


See independent auditors' report and notes to financial statements.

C-CUBE MICROSYSTEMS EMPLOYEE SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1998

                                                                                                             C-Cube
                                                        Benham                                            Microsystems,
                                             Schwab  Intermediate-            Harbor    Managers  Managers    Inc.
                                             Money      Term      Founders    Capital    Income   Special     Common
                                             Market    Treasury   Balanced  Appreciation Equity    Equity     Stock
                                             Funds      Fund       Fund        Fund       Fund      Fund      Fund
                                            --------- ---------- ----------  ---------- ---------- --------- --------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
 Realized gain (loss) on investments       $        -  $  1,494 $   24,231  $    2,221  $    2,795  $ (2,732) $ 85,665
 Net unrealized gain (loss) on investments          -       719     78,926     153,752     (38,120)    8,802   300,734
 Dividend and interest income                  95,115    36,605    111,795      94,227     136,343       239         -
 Participant loan interest                      7,924     1,196      3,046         765       2,478       351         -
 Other income (loss)                               14         -         15          -            -         -         -
                                           ----------  -------- ----------  ----------  ----------  --------  --------
                                              103,053    40,014    218,013     250,965     103,496     6,660   386,399
Contributions:
 Participants                               1,040,624   136,560    414,043     356,103     299,441    71,990    (1,364)
 Loan repayments                               51,295     4,023     23,072       5,783       9,708       981         -
 Rollovers from other qualified plans         203,819    13,776    127,705     183,481      39,055    86,289         -
                                           ----------  -------- ----------  ----------  ----------  --------  --------
                                            1,295,738   154,359    564,820     545,367     348,204   159,260    (1,364)
                                           ----------  -------- ----------  ----------  ----------  --------  --------
  TOTAL ADDITIONS                           1,398,791   194,373    782,833     796,332     451,700   165,920   385,035

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants               (333,479)  (21,180)   (54,290)    (12,553)    (28,940)  (18,617)  (10,425)
 Plan expenses                                 (1,655)     (371)    (1,498)       (469)       (932)      (84)     (594)
 Loans to participants                        (56,844)   (2,910)   (35,055)     (9,411)    (16,536)   (8,452)  (31,425)
                                           ----------  -------- ----------  ----------  ----------  --------  --------
  TOTAL DEDUCTIONS                           (391,978)  (24,461)   (90,843)    (22,433)    (46,408)  (27,153)  (42,444)
                                           ----------  -------- ----------  ----------  ----------  --------  --------
Net increase prior to transfers             1,006,813   169,912    691,990     773,899     405,292   138,767   342,591
Transfers among investment options           (369,313)  134,838    (51,056)    994,010      (1,220)  180,094   145,043
                                           ----------  -------- ----------  ----------  ----------  --------  --------
   NET INCREASE (DECREASE)                    637,500   304,750    640,934   1,767,909     404,072   318,861   487,634

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 Beginning of year                          1,505,243   351,927  1,363,851           -     790,498        -    419,345
                                           ----------  -------- ----------  ----------  ----------  --------  --------
 End of year                               $2,142,743  $656,677 $2,004,785  $1,767,909  $1,194,570  $318,861  $906,979
                                           ==========  ======== ==========  ==========  ==========  ========  ========

                                                   Robertson              Personal    Twentieth
                                                    Stephens   Neuberger   Choice      Century
                                                     Value +   & Berman  Retirement International
                                           Janus     Growth     Genesis   Account       Growth   Participant
                                            Fund      Fund        Fund      Fund        Fund       Loans      Total
                                         ---------  ---------- ---------- --------- ----------  ---------- ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
 Realized gain (loss) on investments     $   48,535 $   67,863 $  (39,114)$        - $    8,158 $       -  $   199,116
 Net unrealized gain (loss) on investments  872,142    282,174   (299,946)         -    158,621         -    1,517,804
 Dividend and interest income                91,387    491,623    102,509          -     34,026         -    1,193,869
 Participant loan interest                        -      7,663      6,115      2,519      3,493         -       35,550
 Other income (loss)                            (20)         -         57    409,837          2         -      409,905
                                         ---------- ---------- ---------- ---------- ---------- ---------- -----------
                                          1,012,044    849,323   (230,379)   412,356    204,300         -    3,356,244
Contributions:
 Participants                                   414    915,861    837,104    248,008    441,295         -    4,760,079
 Loan repayments                                  -     34,253     29,893     23,484     42,019  (224,511)           -
 Rollovers from other qualified plans             -    348,927    149,713    113,091     93,706        -     1,359,562
                                         ---------- ---------- ---------- ---------- ---------- ---------  -----------
                                                414  1,299,041  1,016,710    384,583    577,020  (224,511)   6,119,641
                                         ---------- ---------- ---------- ---------- ---------- ---------  -----------
  TOTAL ADDITIONS                         1,012,458  2,148,364    786,331    796,939    781,320  (224,511)   9,475,885
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants             (102,749)  (129,696)  (109,522)   (16,152)   (79,854)  (17,324)    (934,781)
 Plan expenses                               (2,550)    (2,933)    (2,781)    (6,171)    (1,278)        -      (21,316)
 Loans to participants                      (26,686)   (58,835)   (33,752)         -    (29,423)  309,329            -
                                         ---------- ---------- ---------- ---------- ---------- ----------  ----------
  TOTAL DEDUCTIONS                         (131,985)  (191,464)  (146,055)   (22,323)  (110,555)  292,005     (956,097)
                                         ---------- ---------- ---------- ---------- ---------- ---------  -----------
Net increase prior to transfers             880,473  1,956,900    640,276    774,616    670,765    67,494    8,519,788
Transfers among investment options         (410,494)  (277,677)  (706,782)   131,161    231,396         -            -
                                         ---------- ---------- ---------- ---------- ---------- ---------  -----------
  NET INCREASE (DECREASE)                   469,979  1,679,223    (66,506)   905,777    902,161    67,494    8,519,788
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 Beginning of year                        2,980,571  2,497,630  3,392,815  1,005,309  1,181,001   383,362   15,871,552
                                         ---------- ---------- ---------- ---------- ---------- ---------  -----------
 End of year                             $3,450,550 $4,176,853 $3,326,309 $1,911,086 $2,083,162 $ 450,856  $24,391,340
                                         ========== ========== ========== ========== ========== =========  ===========


See independent auditors' report and notes to financial statements.

C-CUBE MICROSYSTEMS EMPLOYEE SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 1997

                                                                                                       C-Cube
                                                                    Benham                         Microsystems,
                                                        Schwab  Intermediate-              Managers     Inc.
                                                        Money        Term       Founders    Income     Common
                                           Fidelity     Market     Treasury     Balanced    Equity     Stock
                                            Funds       Funds        Fund         Fund       Fund       Fund
                                          ----------  ---------- -----------  ---------- ---------- ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
 Realized gain (loss) on investments      $      -   $        -   $    381   $   19,609   $ 18,260  $(25,861)
 Net unrealized gain (loss) on investments       -            -      7,290       26,639    (41,205) (239,120)
 Dividend and interest income                    -      100,420     14,208      118,254    151,978         -
                                          --------   ----------   --------   ----------   --------  ---------
                                                 -      100,420     21,879      164,502    129,033  (264,981)
Contributions:
 Participants                                    -      374,728     91,889      404,407    199,234       (25)
 Loan repayments                                 -       22,897      6,447       12,441      8,206     7,536
 Rollovers from other qualified plans            -       72,970     30,620       56,786     36,988         -
                                          --------   ----------   --------   ----------   --------  ---------
                                                 -      470,595    128,956      473,634    244,428     7,511
                                          --------   ----------   --------   ----------   --------  ---------
  TOTAL ADDITIONS                                -      571,015    150,835      638,136    373,461  (257,470)
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants                   -     (423,772)    (4,460)     (38,554)   (69,089)        -
 Plan expenses                                   -         (974)      (121)        (556)      (340)     (248)
 Loans to participants                           -      (98,900)    (8,486)     (11,666)   (17,673)   (6,894)
                                          --------   ----------   --------   ----------   --------  ---------
  TOTAL DEDUCTIONS                               -     (523,646)   (13,067)     (50,776)   (87,102)   (7,142)
                                          --------   ----------   --------   ----------   --------  ---------
Net increase (decrease) prior to transfers       -       47,369    137,768      587,360    286,359  (264,612)
Transfer of DiviCom, Inc. plan assets            -    3,421,860          -           -           -         -
Transfers among investment options         (52,169)  (9,032,757)   214,159      776,491    504,139   683,957
                                          --------  -----------   --------   ----------   --------  --------
  NET INCREASE (DECREASE)                  (52,169)  (5,563,528)   351,927    1,363,851    790,498   419,345
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 Beginning of year                          52,169    7,068,771          -            -          -         -
                                          --------  -----------   --------   ----------   --------  --------
 End of year                              $      -  $ 1,505,243   $351,927   $1,363,851   $790,498  $419,345
                                          ========  ===========   ========   ==========   ========  ========


                                                   Robertson             Personal   Twentieth
                                                   Stephens   Neuberger   Choice     Century
                                                    Value +   & Berman  Retirement International
                                           Janus     Growth    Genesis    Account     Growth    Participant
                                            Fund      Fund       Fund      Fund        Fund       Loans       Total
                                        ---------- ----------- --------- ----------  ----------  ---------- ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
 Realized gain (loss) on investments   $  101,018  $  35,013  $   55,807  $   66,903  $   27,618  $      - $   298,748
 Net unrealized gain (loss) on
   investments                           (124,344)  (352,773)    596,701     (29,765)    (62,546)        -    (219,123)
 Dividend and interest income             501,837    398,286      46,881      50,660     163,763    27,163   1,573,450
                                       ----------  ---------  ----------  ----------  ----------  --------  ----------
                                          478,511     80,526     699,389      87,798     128,835    27,163   1,653,075
Contributions:
 Participants                             937,500    697,866     684,901     259,263     341,334         -   3,991,097
 Loan repayments                           42,117     29,196      23,682      14,554       6,770  (173,846)          -
 Rollovers from other qualified plans      74,209    137,979     147,920      37,781      58,222         -     653,475
                                       ----------  ---------  ----------  ----------  ----------  --------  ----------
                                        1,053,826    865,041     856,503     311,598     406,326  (173,846)  4,644,572
                                       ----------  ---------  ----------  ----------  ----------  --------  ----------
  TOTAL ADDITIONS                       1,532,337    945,567   1,555,892     399,396     535,161  (146,683)  6,297,647
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants           (192,911)  (131,627)   (187,122)   (108,668)    (38,220)  (21,204) (1,215,627)
 Plan expenses                             (1,323)    (1,018)     (1,126)    (10,421)       (481)        -     (16,608)
 Loans to participants                    (33,471)   (45,732)    (32,514)    (16,672)    (15,901)  287,909           -
                                       ---------- ----------  ----------  ----------  ----------  --------  ----------
  TOTAL DEDUCTIONS                       (227,705)  (178,377)   (220,762)   (135,761)    (54,602)  266,705  (1,232,235)
                                       ---------- ----------  ----------  ----------  ----------  --------  ----------
Net increase (decrease) prior to
  transfers                             1,304,632    767,190   1,335,130     263,635     480,559   120,022   5,065,412
Transfer of DiviCom, Inc. plan assets           -          -           -           -           -    68,916   3,490,776
Transfers among investment options      1,675,939  1,730,440   2,057,685     741,674     700,442         -           -
                                       ---------- ----------  ----------  ----------  ----------  -------- -----------
  NET INCREASE (DECREASE)               2,980,571  2,497,630   3,392,815   1,005,309   1,181,001   188,938   8,556,188
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 Beginning of year                              -          -           -           -           -   194,424   7,315,364
                                       ---------- ----------  ----------  ----------  ----------  -------- -----------
 End of year                           $2,980,571 $2,497,630  $3,392,815  $1,005,309  $1,181,001  $383,362 $15,871,552
                                       ========== ==========  ==========  ==========  ==========  ======== ===========


See independent auditors' report and notes to financial statements.

C-CUBE MICROSYSTEMS EMPLOYEE SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the C-Cube Microsystems Employee Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the event of any inconsistency between this general information and the Plan document, the Plan document shall control.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of C-Cube Microsystems, Inc. (the Company). Eligible employees of the Company may elect to participate in the Plan commencing on the first day of the calendar quarter following the date of their employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

EMPLOYEE CONTRIBUTIONS

Participants may elect to have the Company contribute up to 20% of their eligible pre-tax compensation, in one percent increments, up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their eligible compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provision.

EMPLOYER CONTRIBUTIONS

The Company may make matching contributions, as defined in the Plan and as approved by the Board of Directors. No matching contributions were made in 1998 or 1997.

VESTING

Participants are immediately vested in their salary deferral and rollover contributions and related earnings.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution plus earnings.

BENEFIT PAYMENTS

Upon termination, retirement, death or attaining age 59 1/2, the participant or beneficiary may receive the benefits in a lump sum amount equal to the value of the participant's vested interest in his or her account, as defined in the Plan. Benefit payments are recognized as an expense when paid.

PARTICIPANT LOANS

The Plan generally allows participants to borrow not less than $1,000 and up to the lesser of $50,000, reduced by the highest outstanding loan balance from the Plan during the previous 12 months, if any, or 50% of their vested account balance. The loans are secured by the participant's vested account balance up to an amount equal to the original loan. Such loans bear interest at a reasonable rate of interest as determined by the Plan and must be repaid within a five-year period, unless the loan is used to purchase a primary residence, in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the administrative committee.

PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, subject to the provisions of ERISA, it reserves the right to terminate or modify the Plan at any time, for any reason. Upon termination of the Plan, participant account balances become fully vested.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING AND PRESENTATION

The financial statements of the Plan have been prepared on the accrual basis of accounting.

INCOME TAXES

Effective January 1, 1997 and in conjunction with the selection of The Charles Schwab Trust Company (Charles Schwab) as trustee for the Plan, the Company adopted Charles Schwab's nonstandardized 401(k) plan which has received a favorable opinion letter from the Internal Revenue Service exempting it from income taxes. The Company believes that the Plan, as designed and operated, is in material compliance with the applicable requirements of the Internal Revenue Code.

ADMINISTRATIVE COSTS

The Company paid substantially all administrative costs for 1998 and 1997.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISKS

As more fully described in Note 3, the Plan offers a variety of investment options, each with a different level of risk that is commensurate with the investment option's investment strategy and targeted investment composition. Additionally, the quality of the securities in each investment option is affected by the expertise of the fund manager and/or investment advisors. Further diversification of investment risk is available to participants by investing in more than one investment option.

NOTE 3 - INVESTMENTS

Investments of the Plan are held by Charles Schwab at December 31, 1998 and 1997 and are invested based upon instructions received from participants. Mutual funds, common stocks, options, and the Company's common stock are valued at fair value as of the last day of the Plan year, as determined by quoted prices. Participant loans are stated at cost, which approximates fair value.

Each participant may direct contributions to any of the following investment options:

  - Schwab Money Funds are comprised of the Schwab Institutional Advantage Money Market Fund and the Schwab U.S. Treasury Money Market Fund. These funds seek as high a level of income as is consistent with the preservation of capital and liquidity by investing in money market instruments.
  - Benham Intermediate-Term Treasury Fund seeks to provide interest income exempt from state income taxes by investing in U.S. Treasury securities.
  - Founders Balanced Fund seeks current income and capital appreciation through investing in dividend-paying stocks of established companies as well as government and corporate bonds.

  - Harbor Capital Appreciation Fund seeks long-term growth of capital by investing primarily in a portfolio of equity securities of established companies with above average prospects for growth.
  - Managers Income Equity Fund seeks a high level of current income through investment primarily in income-producing equity securities.
  - Managers Special Equity Fund seeks capital appreciation through investing primarily in the securities of companies expected to have superior earning growth potential.
  - C-Cube Microsystems, Inc. Common Stock Fund seeks long-term capital appreciation through investing primarily in the common stock of the Plan sponsor.
  - Janus Fund seeks long-term capital growth of capital through investing in common stocks of large companies.
  - Robertson Stephens Value + Growth Fund seeks capital appreciation through investing in small- and medium-sized companies with favorable growth prospects and modest valuations based on earnings and assets.
  - Neuberger & Berman Genesis Fund seeks capital appreciation through investments in common stocks of companies with small market capitalization, considered to be undervalued based on current earnings.
  - Personal Choice Retirement Account Fund offers Plan participants the ability to invest in a variety of publicly traded equity and debt securities available through Charles Schwab.
  - Twentieth Century International Growth Fund seeks capital appreciation over time by investing primarily in common stocks of foreign companies that exhibit accelerating growth.

NOTE 4 - PARTICIPANT LOANS

Participant loans are collateralized by the respective participant's vested account balance. At December 31, 1998, the loans bear interest at rates ranging from 8.23% to 10.5% and are payable in varying installments.

NOTE 5 - BENEFITS PAYABLE TO PARTICIPANTS

There were no benefits payable to participants at December 31, 1998 and 1997.

NOTE 6 - RECONCILIATION TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1997:

  Benefits paid to participants per the financial statements  $1,215,627
  Benefits payable to participants at December 31, 1997             (432)
                                                              ----------
  Benefits paid to participants per the Form 5500             $1,215,195
                                                              ==========

NOTE 7 - TRANSFER OF DIVICOM, INC. 401(k) PLAN ASSETS

The Company acquired DiviCom, Inc. (DiviCom) on May 28, 1996. At the time, DiviCom maintained the DiviCom, Inc. 401(k) Plan (the DiviCom Plan). The DiviCom Plan was merged with and into the C-Cube Microsystems Employee Savings and Investment Plan in 1997.

C-CUBE MICROSYSTEMS EMPLOYEE SAVINGS AND INVESTMENT PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
EMPLOYER IDENTIFICATION NUMBER:  77-0192108
PLAN NUMBER:  001

                                      Market Value                              Market
Description of Investment               Per Unit      Units        Cost         Value
---------------------------           ----------   ----------    ---------    ---------
Investments:
  Schwab Institutional Advantage
  Money Market Fund                      $ 1.00  2,142,131.930 $ 2,142,132  $ 2,142,132
  Schwab U.S. Treasury Money Market Fund   1.00         96.490          96           96
 Benham Intermediate-Term Treasury Fund   10.70     61,114.656     646,778      653,927
 Founders Balanced Fund                   12.19    163,429.143   1,873,283    1,992,201
 Harbor Capital Appreciation Fund         37.99     46,526.115   1,613,963    1,767,527
 Managers Income Equity Fund              30.67     38,948.111   1,256,421    1,194,539
 Managers Special Equity Fund             61.22      5,208.446     309,591      318,861
 C-Cube Microsystems, Inc. Common Stock   27.125    33,437.000     743,069      906,979
 Janus Fund                               33.65    102,542.333   2,665,598    3,450,550
 Robertson Stephens Value + Growth Fund   25.92    161,126.282   4,143,596    4,176,393
 Neuberger & Berman Genesis Fund          14.44    230,333.489   3,131,708    3,326,016
 Personal Choice Retirement Account Fund
  Noninterest bearing cash deposit         1.00         62.00           62           62
  Schwab Money Market Fund                 1.00    446,268.23      446,268      446,268
  Common stocks
   Alcatel Alsthom                        24.4375      600.00       15,036       14,662
   Altera Corp                            60.875       100.00        3,700        6,088
   America Online                        155.125        80.00        7,210       12,410
   Amgen Inc                             104.5625       50.00        2,888        5,228
   Applied Materials                      42.6875    1,275.00       42,453       54,427
   Ascend Communications                  65.75        518.00       22,592       34,058
   At Home Corp Cl A                      74.25        300.00       20,060       22,275
   Atmel Corp                             15.3125    1,800.00       25,023       27,562
   Barnes & Noble                         42.50         60.00        2,154        2,550
   Bebe Stores                            35.375     1,000.00       13,655       35,375
   Broadcom Corp 'A'                     120.75         85.00        6,745       10,264
   Cadence Design Sys                     29.75        400.00        9,518       11,900
   Cisco Systems                          92.8125    1,050.00       57,347       97,453
   Compaq Computer                        42.00        658.00       23,424       27,636
   Costco Cos                             72.1875       50.00        2,317        3,609
   Dell Computer Corp                     73.1875    1,169.00       68,126       85,556
   Dialogic Corp                          19.6563      200.00        4,669        3,931
   Ericsson (Lm) Tel'B'ADS                23.9375       82.00        2,444        1,963
   Ess Technology                          5.00        400.00        1,684        2,000
   Excite Inc                             42.0625      200.00       10,267        8,412
   Fletcher Challenge Ltd                  3.125       225.00        1,776          703
   FPA Medical Mgmt                         .125       450.00        3,111           56
   Galileo Technology                     27.00        290.00        4,755        7,830
   GAP Inc                                56.125       225.00       10,765       12,628
   Gillette Co                            47.8125       15.00          657          717
   Hewlett Packard Co                     68.3125       60.619       3,200        4,141
   Informix Corp                           9.875     2,560.00       24,806       25,280
   Infoseek Corp                          49.375       500.00        6,893       24,687
   Inktomi Corp                          129.375       200.00       19,180       25,875
   Intel Corp                            118.5625      680.268      52,018       80,654
   International Business Machines       184.375        10.542       1,410        1,944
   International Network Services         66.50        700.00       29,651       46,550
   Komag Inc                              10.375       500.00       10,339        5,188
   Leap Wireless International             7.25         77.00            -          558
   Level One Communications               35.50        100.00        2,140        3,550
   Level 3 Communications                 43.125        60.00        2,212        2,588
   LSI Logic                              16.125       736.00       22,243       11,868
   Lucent Technologies                   109.9375       50.00        3,613        5,497
   Maxim Integrated Prods                 43.6875      500.00       15,967       21,844
   Merck & Company                       147.50         30.233       3,480        4,459
   Micron Technology                      50.5625       50.00        1,433        2,528
   Microsoft Corp                        138.6875      621.00       55,813       86,125
   Motorola Inc                           61.0625       15.00          810          916
   Mylex Corp                             12.00      1,000.00        4,655       12,000
   Novell Inc                             18.125       300.00        4,328        5,438
   Oracle Corp                            43.125        50.00        1,525        2,156
   P-Com Inc                               3.9844      590.00        1,652        2,351
   Qualcomm Inc                           51.8125      310.00       14,619       16,062
   Quantum Corp                           21.25        315.00        6,350        6,694
   Realnetworks Inc                       35.875        10.00          240          359
   Schering-Plough Corp                   55.25        200.00       15,805       11,050
   SRS Labs                                3.625     1,500.00       13,422        5,438
   Taiwan Semiconductor Mfg ADS           14.1875      735.00        9,664       10,428
   Time Warner Inc                        62.0625      120.00        7,410        7,448
   Valence Technology                      7.25        500.00        4,235        3,625
   Walt Disney Company                    30.00      1,000.00       30,217       30,000
   Westell Technologies 'A'                4.875       350.00        2,816        1,706
   3COM Corp                              44.8125      200.00        9,239        8,962
                                                                ----------   ----------
   Total Common Stock                                              743,761      967,262

Options
  Alcatel calls expiring 6/19/99 @ $22.50  5.00          6.00       (2,494)         (30)
  Cadence Design Sys calls expiring
     2/20/99 @ $25.00                      5.50          4.00       (1,112)         (22)
  Walt Disney Company calls expiring
     4/17/99 @ $30.00                      2.75         10.00       (2,942)         (27)
  Maxim Integrated Prods calls expiring
     2/20/99 @ $25.00                     18.75          5.00       (2,431)         (94)
                                                                ----------   ----------
   Total Options                                                    (8,979)        (173)

Mutual Funds
   Baron Asset Fund                       50.54       1263.406      47,072       63,853
   DFA Emerging Markets Portfolio          8.30        473.464       3,848        3,930
   DFA International High Book-To-
     Market Portfolio                     13.79      1,547.259      19,296       21,337
   DFA International Small Company
     Portfolio                             7.67        955.136       6,968        7,326
   DFA US 9-10 Small Company Portfolio    10.76      1,112.472      12,284       11,970
   Fidelity Select Computers Portfolio    67.71        204.757       9,332       13,864
   Fidelity Select Electronics Portfolio  46.56        245.190       9,249       11,416
   Fidelity Select Home Finance           43.28        251.767      12,107       10,896
   Fidelity Select Regional Banks
      Portfolio                           42.87        330.461      11,749       14,167
   Janus Twenty Fund                      53.30        114.129       5,000        6,083
   Janus Worldwide Fund                   47.36        248.720       9,864       11,779
   Montgomery Micro Cap Fund              20.70        957.550      19,273       19,821
   Oakmark Select Fund                    19.54      1,481.058      24,556       28,940
   PBHG Growth Fund                       25.54        675.288      16,660       17,247
   Rainier Core Equity Portfolio          24.86      3,057.557      63,266       76,011
   Rainier Small/Mid-Capital Equity       22.19      2,980.959      59,822       66,147
   RWB/DFA High Book-To-Market Portfolio  13.61      1,858.168      23,330       25,290
   Schwab Analytics Fund                  16.22        394.464       5,744        6,398
   Schwab S&P 500 Investors Shares        18.96      1,371.438      19,357       26,002
   Scudder Pacific Opportunity Fund        8.86         92.427       1,002          819
   Strong Schafer Value Fund              59.29         36.080       2,413        2,139
   Vanguard Growth & Income Fund          30.76        169.860       5,000        5,225
   Vanguard Health Care Fund              96.85         54.038       5,000        5,234
   Vanguard Index Trust 500 Portfolio    113.95        141.998      15,116       16,181
   Vanguard Index Trust Growth Fund       31.67        172.456       5,000        5,462
   Vanguard World International Growth
     Portfolio                            18.77      1,072.485      20,491       20,130
                                                               -----------  -----------
   Total Mutual Funds                                              432,799      497,667
                                                               -----------  -----------
   Total Personal Choice Retirement Account Fund                 1,613,911    1,911,086
                                                               -----------  -----------
 Twentieth Century International
   Growth Fund                             9.58    217,376.490   1,949,806    2,082,467
                                                               -----------  -----------
                                                               $22,089,952  $23,922,774
                                                               ===========  ===========
Loans to participants                                          $   450,856  $   450,856
                                                               ===========  ===========

       9-11

C-CUBE MICROSYSTEMS EMPLOYEE SAVINGS AND INVESTMENT PLAN
ITEM 27d - SCHEDULE OF REPORTABLE PLAN TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
EMPLOYER IDENTIFICATION NUMBER: 77-0192108
PLAN NUMBER:  001


                                                                                  Net
                                             Purchase    Selling     Cost of      Gain
Description of Investment                     Price       Price       Asset      (Loss)
--------------------------------            ----------- ----------- ----------- ----------
SERIES OF TRANSACTIONS
-----------------------
Purchases:
 Schwab Institutional Advantage Money
   Market Fund                               $1,674,581  $       -  $        -  $      -
 Schwab U.S. Treasury Money Market Fund         398,576          -           -         -
 Founders Balanced Fund                       1,001,794          -           -         -
 Harbor Capital Appreciation Fund             1,704,233          -           -         -
 Managers Income Equity Fund                    711,375          -           -         -
 Robertson Stephens Value + Growth Fund       2,216,912          -           -         -
 Neuberger & Berman Genesis Fund              1,314,961          -           -         -
 Twentieth Century International Growth Fund  1,065,212          -           -         -
Dispositions:
 Schwab Institutional Advantage Money
   Market Fund                                        -  1,027,747   1,027,747         -
 Schwab U.S. Treasury Money Market Fund               -    398,715     398,715         -
 Founders Balanced Fund                               -    476,601     464,431    12,170
 Harbor Capital Appreciation Fund                     -     92,678      90,269     2,409
 Managers Income Equity Fund                          -    272,594     283,297   (10,703)
 Robertson Stephens Value + Growth Fund               -    889,150     912,332   (23,182)
 Neuberger & Berman Genesis Fund                      -  1,043,876     971,022    72,854
 Twentieth Century International Growth Fund          -    331,700     347,075   (15,375)


                                SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the C-Cube
Microsystems Employee Savings and Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                C-CUBE MICROSYSTEMS EMPLOYEE
                                SAVINGS AND INVESTMENT PLAN
                                -----------------------------------
                                        (Name of plan)


Date: July 14, 1999             By: /s/ Walt Walczykowski
     ----------------           -----------------------------------
                                         (Signature)

                                Name: Walt Walczykowski
                                Title: Chief Financial Officer
                                C-CUBE MICROSYSTEMS, INC. ON BEHALF
                                OF THE PLAN ADMINISTRATOR OF THE
                                C-CUBE MICROSYSTEMS EMPLOYEE

           CONSENT OF ZAJAC & PERRONE, LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement number 333-19777 on Form S-8 filed with the Securities and Exchange Commission on January 14, 1997, pertaining to our report dated July 8, 1999 with respect to the financial statements and schedules of the C-Cube Microsystems Employee Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.

/s/ Zajac & Perrone, LLP
Morgan Hill, California
July 14, 1999